UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
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SEC FILE NUMBER
000-51420
CUSIP NUMBER
919639104

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Valley Forge Composite Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

50 East River Center Blvd., Suite 820
Address of Principal Executive Office (Street and Number)

Covington, Kentucky 41011
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on Valley Forge Composite Technologies, Inc.’s (the “Company’s”) Current Report on Form 8-K, dated November 3, 2011, as amended by the Current Report on Form 8-K/A, Amendment No. 1, dated November 14, 2011, the consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2010 (“2010 Third Quarter Form 10-Q”) contained an error in the timing of revenue recognition related to the shipment of certain products scheduled to be shipped in September 2010 but not actually shipped until October 2010, and did not include an expense for the September 2010 portion of option compensation for options that vested on January 1, 2011, and should no longer be relied upon.  The Company also reported that it would file an amended 2010 Third Quarter Form 10-Q.  Subsequently, the Company determined that it would be more useful to stockholders to include amended and restated consolidated financial statements for the fiscal period ended September 30, 2010 in the Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2011 (“2011 Third Quarter Form 10-Q”) rather than filing an amended 2010 Third Quarter Form 10-Q.  This change will require certain adjustments to the draft 2011 Third Quarter Form 10-Q and precluded the Company from filing its 2011 Third Quarter Form 10-Q within the prescribed due date without unreasonable effort or expense.  The 2011 Third Quarter Form 10-Q will be filed on or before the fifth calendar day following November 14, 2011, the prescribed due date of the 2011 Third Quarter Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Louis J. Brothers	859	581-5111
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above in Part III, the consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2010 (“2010 Third Quarter Form 10-Q”) contained an error in the timing of revenue recognition related to the shipment of certain products scheduled to be shipped in September 2010 but not actually shipped until October 2010, and did not include an expense for the September 2010 portion of option compensation for options that vested on January 1, 2011, and should no longer be relied upon.  The resulting changes to the Company’s consolidated financial statements contained in the 2010 Third Quarter Form 10-Q resulted in an increase in the comprehensive net loss for the three and nine months ended September 30, 2010 of $265,202. These corrections have no impact on the 2010 Form 10-K or the Quarterly Reports on Form 10-Q filed for the fiscal periods ended March 31, 2011 and June 30, 2011.

The effect of these changes on the condensed consolidated financial statements previously filed on the Form 10-Q for the period ended September 30, 2010 is as follows:

	As Previously Reported	Adjustments	As Restated
Selected balance sheet data at September 30, 2010:

Accounts receivable	$1,337,893	$(147,000)	$1,190,893
Additional paid – in capital	9,804,045	118,202	9,922,247
Accumulated deficit	(9,047,352)	(265,202)	(9,312,554)

Selected statements of operations data for the three months ending September 30, 2010:

Sales	4,873,687	(147,000)	4,726,687
Gross profit	780,044	(147,000)	633,044
Selling and administrative expenses	1,272,974	118,202	1,391,176
Loss from operation	(492,930)	(265,202)	(758,132)
Net loss	(482,296)	(265,202)	(747,498)
Comprehensive loss	(479,856)	(265,202)	(745,058)
Net loss per common share: Basic and diluted	(0.01)	(0.00)	(0.01)

Selected statements of operations data for the nine months ending September 30, 2010:

Sales	13,029,461	(147,000)	12,882,461
Gross profit	1,920,433	(147,000)	1,773,433
Selling and administrative expenses	2,172,214	118,202	2,290,416
Loss from operation	(251,781)	(265,202)	(516,983)
Net loss	(741,131)	(265,202)	(1,006,333)
Comprehensive loss	(738,691)	(265,202)	(1,003,893)
Net loss per common share: Basic and diluted	(0.01)	(0.01)	(0.02)

Selected statements of cash flows for the nine months ending September 30, 2010:

Net loss	(741,131)	(265,202)	(1,006,333)
Options issued for compensation	890,999	118,202	1,009,201
Accounts receivable	(1,238,773)	147,000	(1,091,773)

Cautionary Statement Regarding Forward-Looking Information
This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the Company’s expected financial results and financial statements. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s review of the timing of revenue recognition that would require the Company to make additional adjustments, and further delay the filing of the Company’s third quarter Form 10-Q, as well as other risks described more fully in Item 1A in the Company’s Annual Report on Form 10-K, which is expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the Commission.

Valley Forge Composite Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Louis J. Brothers
Louis J. Brothers
	Title:	Chief Executive Officer, President, Secretary, Treasurer, and Authorized Officer